

December 17, 2014

Via Email
Steven K. Buster
President and Chief Executive Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

> **Re: Pacific Mercantile Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 10-Q for the Period Ended March 31, 2014**
> **Filed May 9, 2014**
> **Form 10-Q for the Period Ended September 30, 2014**
> **Filed November 7, 2014**
> **File No. 000-30777**

Dear Mr. Buster:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements

Consolidated Statements of Operations, page 59

1. Please revise future filings to present net cost of operation of other real estate in 'Noninterest Expense' in accordance with Rule 9-04 of Regulation S-X.

Consolidated Statements of Cash Flows, page

2. Please revise future filings to present proceeds and receipts from borrowings gross in the Statement of Cash Flows in the Financing section per the guidance in ASC 230-10-45-7 through 9 and 14-15.

Notes to Consolidated Financial Statements
Note 11. Income Taxes, page 89

3. We note you partially released the deferred tax asset valuation allowance during quarterly periods ended June 30, 2011 through March 31, 2013. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses as detailed in paragraphs 21 – 23 of ASC 740-10-30.   Furthermore, the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Please provide us your analysis supporting the realizability of the net deferred tax asset at December 31, 2011, December 31, 2012, March 31, 2013 when the valuation allowance was released, and all quarterly periods in 2011-2013 to the extent applicable and material.

Form 10-Q for the Period Ended March 31, 2014

4. Pursuant to the signature instructions for Form 10-Q, the report must be signed on the registrant's behalf by a duly authorized officer of the registrant *and* by the principal financial or chief accounting officer of the registrant. Please file all future reports to provide the required signatures.

Form 10-Q for the Period Ended September 30, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Nonperforming Assets and Allowance for Loan Losses, page 43

5. We note your disclosure on pages 44-45 that non-accrual loans increased due primarily to a $12.3 million loan relationship moved to non-accrual status. Please provide us with the following information as it relates to this relationship:

- When the loan was originated, the associated allowance for loan losses for this loan, and any related charge-offs to date, as applicable;
- When the loan was moved to non-accrual or was otherwise restructured, as applicable;
- The underlying collateral supporting the loan and the details regarding the last appraisal, as applicable;

- Any other pertinent information deemed necessary to understand your review of the loan and related accounting as of September 30, 2014 and through the date of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3752 if you any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief